EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

Year Ended December 31, 2002
Income before income taxes	$1,870.3

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	150.8
Portion of rents representative of interest factor	32.6
Loss on equity investments	0.6

Income as adjusted	$2,054.3

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$ 150.8
Portion of rents representative of interest factor	32.6
Capitalized interest	7.4

Total fixed charges	$ 190.8

Ratio of earnings to fixed charges	10.8

The ratios of earnings to fixed charges for the past 5 years were as follows: 2002—10.8; 2001—8.3; 2000—7.6; 1999—6.3;
1998—5.8.